As filed with the Securities and Exchange Commission on September 9, 2002
================================================================================
                                 SCHEDULE 13E-4F
           Tender Offer Statement Pursuant to Section 13(e)(1) of the
            Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

                                (Amendment No. 1)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
           Issuer Tender Offer Statement Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                                  -------------

                        THE DESCARTES SYSTEMS GROUP INC.
               (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

                                 ONTARIO, CANADA
            (JURISDICTION OF ISSUER'S INCORPORATION OR ORGANIZATION)

                        THE DESCARTES SYSTEMS GROUP INC.
                     (NAME(S) OF PERSON(S) FILING STATEMENT)

      5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE JUNE 30, 2005
                         (TITLE OF CLASS OF SECURITIES)

                                       N/A
              (CUSIP NUMBER OF CLASS OF SECURITIES (IF APPLICABLE)

                        THE DESCARTES SYSTEMS GROUP INC.
                                120 RANDALL DRIVE
                                WATERLOO, ONTARIO
                                  CANADA N2V1C6
                               ATTN: PAUL LAUFERT
                                 (519) 746-8110
 (NAME, ADDRESS AND TELEPHONE NUMBER of PERSON(S) AUTHORIZED TO RECEIVE NOTICES
                     AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 AUGUST 1, 2002
      (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITYHOLDERS)

                            CALCULATION OF FILING FEE

================================================================================
         Transaction Valuation                        Amount of Filing Fee
================================================================================
          US$36,000,000.00 (1)                           US$3,312.00 (1)
================================================================================

(1) The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the purchase of up to US$51,428,571 Convertible Unsecured Subordinated Debentures of The Descartes Systems Group Inc. at the maximum aggregate cash offer price of US$700 for each US$1,000 principal amount of Debentures.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$3,312.00                   Registration No.: 5-57063
Filing Party: The Descartes Systems Group Inc.
Form/Schedule: Schedule TO-I                          Date Filed: August 1, 2002
================================================================================

            This Amendment No. 1, the final amendment, amends and supplements the Schedule 13E-4F (the "Schedule 13E-4F") filed with the Securities and Exchange Commission on August 1, 2002 by The Descartes Systems Group Inc., a company organized under the laws of Ontario, Canada (the "Issuer") to purchase up to US$51,428,571 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of the Issuer at the maximum aggregate cash offer price of US$700 for each US$1,000 principal amount of Debentures, upon the terms and conditions set forth in the Tender Offer Circular dated August 1, 2002 (the "Tender Offer Circular") and in the related Letter of Transmittal (which, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Tender Offer Circular and the Schedule 13E-4F.

            The Schedule 13E-4F is hereby amended and supplemented by adding the following:

            The Offer expired at 5:00 p.m., local place of deposit, on Friday, September 6, 2002. Pursuant to the Offer, the Issuer will acquire a nominal principal amount of the Debentures.

            Reference is hereby made to the press release issued by the Company on September 9, 2002, a copy of which is attached hereto as Exhibit 1.6 and is incorporated herein by reference.

                                     PART I

               INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
               -----------------------------------------------

                                     PART II

               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
               ---------------------------------------------------

The following exhibit has been filed as part of this Schedule:

1.6         Press release dated September 9, 2002.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
                  ---------------------------------------------

Item 1. Undertaking.
        -----------

     The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

     The Issuer undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses in Canada, information regarding purchases of the subject company's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.
        -----------------------------

     Concurrently with the initial filing of this Schedule on August 1, 2002, the Issuer filed with the Commission a written irrevocable consent and power of attorney on Form F-X.




















                                     III-1

                                   SIGNATURES

            The Descartes Systems Group Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any securities in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                     THE DESCARTES SYSTEMS GROUP INC.


                                     By:   /s/ Colley Clarke
                                           ------------------------------------
                                     Name:  Colley Clarke
                                     Title: Executive Vice-President, Finance
                                            and Chief Financial Officer

Dated: September 9, 2002

                                  EXHIBIT INDEX

Exhibit
Number                 Description

1.1*                  Press release dated August 1, 2002.

1.2*                  Report of Issuer Bid or Application on Form 42.

1.3* Form 40-F (previously filed with the U.S. Securities and Exchange Commission on July 17, 2002 and incorporated herein by reference).

1.4*                  Form 6-K (previously filed as a paper filing with the U.S.
                      Securities and Exchange Commission on June 6, 2002 and filed electronically herewith).

1.5*                  Securities Act (Quebec) Report Under Section 189.1.3.

1.6                   Press release dated September 9, 2002.

* Previously filed with the Commission.